[Letterhead of Sutherland Asbill & Brennan LLP]

November 9, 2010

VIA EDGAR

Mr. Kevin C. Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Registration Statement on Form N-2
Filed August 26, 2010
File No. 333-169061

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on November 5, 2010 with respect to the Company’s registration statement on Form N-2 (File No. 333-169061), filed with the Commission on August 26, 2010 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 2 to the Registration Statement, filed with the Commission concurrently herewith.

1.	With reference to comment 3 as set forth in the Staff comment letter of October 12, 2010 (the “Letter”) with respect to the Registration Statement, please confirm that the increased expenses reflected in the “Fees and Expenses” table in the Prospectus reflect actual expenses experienced as of the most recent quarter end.

The Company advises the Staff on a supplemental basis that the expenses reflected in the “Fees and Expenses” table in the Prospectus reflect actual expenses as of the end of the last quarter.

2.	Please confirm supplementally your understanding that the Staff takes no position with respect to the Company’s use of enterprise value as the basis for the fair valuation of its assets for which market values are not available.

Mr. Kevin C. Rupert

November 9, 2010

The Company confirms to the Staff on a supplemental basis that it understands that the Staff takes no position with respect to the Company’s use of enterprise value as the basis for the fair valuation of its assets for which market values are not available.

3.	In connection with the Company’s reliance on enterprise value for the fair valuation of its assets, please confirm that such valuation method takes into account whether an acquiror of the issuer of the debt held by the Company might be able to impact the value of the debt by, e.g., subjecting the issuer of such debt to a greater level of debt, thus lowering the priority of the debt of such issuer held by the Company and thus decreasing the value of the debt held by the Company.

The Company confirms to the Staff that the Company’s reliance on enterprise value as one of the factors in the fair valuation of its assets takes into account, as applicable, whether an acquiror of the issuer of the debt held by the Company might be able to impact the value of the debt held by the Company.

4.	With reference to comment 9 in the Letter, please add additional risk disclosure as appropriate with respect to the Company’s collateralized loan obligation (“CLO”) investment activity addressed therein, or advise the Staff supplementally that you have concluded that such additional risk disclosure is not necessary.

The Company believes, upon the advice of counsel, that such additional risk disclosure is not necessary. This conclusion is based primarily on the fact that sufficient risk disclosure with respect to the Company’s CLO investment activity is already included in the “Risk Factors” section of the Prospectus.

5.	With reference to comment 13 in the Letter, has any incentive fee been paid on original issue discount income that was amortized? The Staff notes that the historical financial statements for the Company indicate that while the cost basis attributable to the GenuTec Business Solutions, Inc. (“GenuTec”) investment has increased, which the Staff assumes is based on the amortization of the original issue discount, the Staff notes that the fair value of the GenuTec investment has not increased. Please explain. Further, please provide additional disclosure to explain whether original issue discount income is included as a factor in the determination of fair value of the Company’s investments.

The Company advises the Staff supplementally that the Company has earned interest income over the life of the Company’s investment in GenuTec, which interest income is used in the calculation of the Company’s income incentive fee. We confirm that the Staff is correct in its assumption that the cost basis of the GenuTec investment has increased due to the amortization of the original issue discount consistent with the requirements of generally accepted accounting principles. The Company notes further that essentially all of the income arising from the amortization of original issue discount is, in fact, and as is the case with all of the Company’s investments similarly situated, distributed to shareholders, consistent with the requirements associated with taxation as a regulated investment company. The Company confirms to the Staff that it determines on a quarterly

Mr. Kevin C. Rupert

November 9, 2010

basis whether original issue discount income should be considered collectible for such investments and the Company also considers original issue discount income as one of the factors in determining the fair value of the Company’s investments. The Company has revised the above-referenced disclosure set forth in the Prospectus in response to the Staff’s comment.

6.	Please advise the Staff supplementally as to whether the Company accrues an expense for the potential capital gains incentive fee payable in a situation where the Company has accrued unrealized appreciation with respect to a specific investment.

The Company advises the Staff supplementally, and as the Company discussed with the Staff in a telephone conversation on November 8, 2010, that this type of accrual would have no material impact on the Company’s current or prior financial statements given the complexion of realized and unrealized losses in the Company’s investment portfolio.

7.	Please extend the third sentence of footnote (4) for twelve months from the date of the prospectus (as compared to December 31, 2010), or revise the fee table as needed.

The Company has revised the above-referenced disclosure set forth in the Prospectus in response to the Staff’s comment.

8.	In footnote 7 of the “Fees and Expenses” table of the Prospectus, please insert “as a percentage of net assets” after “the amount of such expenses.”

The Company has revised the above-referenced disclosure set forth in the Prospectus in response to the Staff’s comment.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP